UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number: 001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

915 North Eldridge Parkway, Houston, Texas 77079

(Full title of the plan and the address of the plan)

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM, PLAN FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Enbridge Employee Services, Inc. Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

4828 Loop Central Dr. Suite 1000 Houston, TX 77081 Phone: 713.968.1600 Fax: 713.968.1601 WWW.MCCONNELLJONES.COM	Supplemental Schedule
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

2	Diverse Thinking | Unique Perspectives

schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas June 25, 2025

We have served as the Plan’s auditor since 2012.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2024	2023
(thousands of dollars)
Assets
Investments, at fair value (Note 5)	1,818,314	1,251,949
Notes receivable from participants	24,711	14,027
Cash	32	7

Total assets	1,843,057	1,265,983

Net assets available for benefits	1,843,057	1,265,983

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2024
(thousands of dollars)
Additions
Investment income
Net increase in fair value of investments	194,783
Dividends	47,349

242,132

Interest income on notes receivable from participants	1,461
Contributions
Participant	58,092
Employer	33,008
Rollover (Note 1)	408,182

499,282

Total additions	742,875

Deductions
Benefits paid to participants	165,327
Administrative expenses (Note 3)	474

Total deductions	165,801

Net increase in net assets available for benefits	577,074
Net assets available for benefits, beginning of year	1,265,983

Net assets available for benefits, end of year	1,843,057

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) is a defined contribution plan. For complete information, reference should be made to the Plan document.

The Plan is sponsored and administered by Enbridge Employee Services, Inc. (the “Company”), a wholly-owned subsidiary of Enbridge Inc. (Enbridge). The Plan is under the governance of Enbridge’s Pension Committee and is subject to the applicable provisions of the United States Department of Labor’s Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfer from Dominion Energy Entities

Pursuant to three separate Purchase and Sale Agreements between Enbridge and Dominion Energy, Inc. (Dominion), Enbridge acquired three United States (US) gas utility companies in 2024: The East Ohio Gas Company (EOG), Questar Gas Company (Questar), including its affiliate, Wexpro Gas Company (Wexpro), and Public Service Company of North Carolina, Incorporated (PSNC). The closing dates of the acquisitions are March 6, 2024 for EOG, May 31, 2024 for Questar and Wexpro and September 30, 2024 for PSNC. The employees of EOG, Wexpro, Questar and PSNC (collectively, “US Utilities”), including unionized employees, transferred to Enbridge on their respective closing dates and had previously participated in qualified 401(k) savings plans sponsored by Dominion.

On March 6, 2024, the Plan was amended to mirror the savings plan benefits of the Dominion savings plans for the US Utilities employees. The Plan was also amended to permit the transfer of account balances and applicable loans from the Dominion savings plans. Each US Utilities employee could elect to have their account balances under the Dominion savings plans, including any applicable loans, transferred to the Plan. For the year ended December 31, 2024, 401(k) account balances and loans associated with the transferring US Utilities employees of $396,827,000, was included in Rollover Contributions in the Statement of Changes in Net Assets Available for Benefits.

Participation and Purpose

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, contributions from the Company, and investments among certain investment funds.

All Employees Except US Utilities Employees

As defined in the Plan document, all regular employees of the Company or a Participating Affiliate, excluding US Utilities employees, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate.

US Utilities Employees

All regular US Utilities employees, as defined in the Plan document, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. To be eligible, participants must be 18 years of age or older and be a regular full-time or part-time employee. Union participants must be scheduled to work or actually work at least 1,000 hours in a 12-month period.

Contributions

All Employees Except US Utilities Employees

Contributions made to the Plan, for employees other than US Utilities employees, are invested as directed by participants as they are received from the Company. T. Rowe Price, as trustee, invests the contributions on behalf of the Plan. Participants are entitled to make contributions to the Plan by electing to contribute up to 50% of eligible earnings, but not in excess of the statutory maximum contribution amount, which for 2024 was $23,000. Contributions can be made on a pre-tax basis (where the investment income is not subject to tax, but withdrawals are) or an after-tax Roth basis (where the investment income and withdrawals are not subject to tax). Employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 6% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). All matching contributions are made to T. Rowe Price in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 6% of their credited compensation. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

US Utilities Employees

Contributions made to the Plan, for US Utilities employees, are invested as directed by participants as they are received from the Company. Voya Institutional Trust Company, as trustee, invests the contributions on behalf of the Plan. Participants may contribute not less than 2% and not more than 50% of their eligible earnings to the Plan. Employee contributions per contribution type are limited to a maximum of 50% on a pre-tax or Roth basis, or a maximum of 20% on an after-tax basis. The maximum combined total under pre-tax, Roth, and after-tax cannot exceed 50% of eligible earnings. Employee contributions are subject to certain IRC limitations. In addition, participants age 50 or older who contributed the maximum annual amount allowable under the pre-tax or Roth options in the Plan have the option of making additional pre-tax or Roth catch-up contributions in accordance with IRC limitations.

Depending on a participant’s hire date, years of service, and the percentage of pre-tax, Roth and after-tax contributions, the Company contributes a matching amount from 1% to 7% of the participant’s eligible earnings. Except for G555 unionized employees, the Company also provides non elective Company contributions of 4% or 5% of eligible compensation depending on years of service for (i) employees hired or rehired on or after July 1, 2021 and (ii) for certain existing participants of the Pension Plan that voluntarily elected this enhanced feature of the Plan, effective May 1, 2022. Employees who elect to participate will also receive matching contributions in accordance with the Plan’s provisions.

Newly hired US Utilities employees are enrolled automatically into the Plan at a 4% pre-tax contribution rate approximately 45 days after the date of hire or rehire unless an alternative election is made. Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service.

Rollover Contributions

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. T. Rowe Price and Voya Institutional Trust Company (collectively, the Trustees) will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

Participant Accounts

As established by the Company, T. Rowe Price Retirement Services Inc. is the record keeper of the Plan for all employees except for US Utilities employees and Voya Institutional Plan Services, LLC is the record keeper of the Plan for US Utilities employees.

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses and any applicable Plan expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As at December 31, 2024 and 2023, the Plan had a balance of $51,000 and $92,000, respectively, in the forfeited non-vested accounts. During the year ended December 31, 2024, there were withdrawals of $1,000 from the forfeited accounts to reduce Company contributions.

Vesting and Payment of Benefits

For participants, except for US Utilities employees, who provide services to the Company after December 31, 2017, the Company’s matching contributions and related earnings are fully vested. For US Utilities employees, participants generally become vested in the Company’s matching contributions and related earnings after three years of service.

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals provided that, for non-US Utilities employees, any such amount may be no less than $1,000. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax and Roth elective deferral contributions in the event of a hardship. A hardship distribution must comply with section 401(k) of the IRC.

Notes Receivable from Participants

Participants may borrow from their accounts, with some limitations, a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess (if any) of (i) the highest outstanding loan balance during the 12-month period prior to the new loan, over (ii) the outstanding balance of loans on the date on which such loan is made; or (2) 50% of their vested account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded (between 8.75% to 9.50% for the year ended December 31, 2024). Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan over the original repayment term.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) under the accrual basis of accounting. Amounts are stated in United States dollars.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investments are comprised of various financial instruments that are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the ex-dividend payment date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. If a participant ceases to make loan repayments and Enbridge Employee Services, Inc. (the Plan Administrator) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with the Trustees and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $474,000 for the year ended December 31, 2024.

Transactions in shares of Enbridge common stock qualify as exempt party-in-interest transactions under ERISA. As at December 31, 2024 and 2023, the Plan held 9.07 million and 9.00 million shares, respectively, of Enbridge common stock with a cost basis of $304,277,000 and $294,784,000, respectively. During the year ended December 31, 2024, the Plan recorded related dividend income of $23,976,000.

Additionally, the Plan maintains participant loans (Note 1).

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 13, 2020 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Sections 401(a) and 501(a), respectively, of the IRC. Although the Plan has been amended since receiving this determination letter, the current design and operation of the Plan is considered by management and legal counsel to be in compliance with the applicable IRS exemption requirements. Accordingly, no provision for income taxes has been recognized in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

5. FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1

Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value is based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Fair value is based on valuation methods using inputs that are less observable, unavailable or where the observable data does support a significant portion of the financial instrument’s fair value. Inputs may be internally developed methodologies that result in a best estimate of the fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for investments measured at fair value:

Short-term investments

Investments in money market funds are valued at quoted market prices. These investments are highly liquid and readily convertible to known amounts of cash.

Common stock

The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan’s fiscal year multiplied by the number of shares held.

Registered investment funds

Registered investment funds are valued at quoted market prices.

Common collective trust funds and Stable value trust fund

Investments in Common collective trust funds and the Stable value trust fund are valued based upon net asset value (NAV) as a practical expedient and are, accordingly, excluded from the fair value hierarchy (Note 6).

	2024		2023
December 31,	Level 1	Total	Level 1	Total
(thousands of dollars)
Investments measured at fair value
Short-term investments	71,529	71,529	46,002	46,002
Common stock	384,904	384,904	324,226	324,226
Registered investment funds	256,404	256,404	185,863	185,863

	712,837	712,837	556,091	556,091

Investments measured at NAV
Common collective trust funds		1,065,551		652,801
Stable value trust fund		39,926		43,057

		1,105,477		695,858

		1,818,314		1,251,949

6. NAV

NAV of the trust funds’ units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value
December 31,					2024	2023
(thousands of dollars)
Common collective trust funds[1]
Foreign Large-Blend Portfolio (BlackRock)	None	Daily	None	1 day	28,752	5,452
U.S. Large Cap Blend Fund (BlackRock)	None	Daily	None	1 day	375,530	216,386
Fixed Income Index Fund (BlackRock)	None	Daily	None	2 days	17,250	13,432
LifePath Funds (BlackRock)	None	Daily	None	3 days	644,019	417,531

					1,065,551	652,801

Stable Value Trust Fund (T. Rowe Price)[2]	None	Daily	None	12 months	39,926	43,057

					1,105,477	695,858

1	Pooled funds invested primarily in other collective investment funds.
2

Pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant NAV.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2024 through June 25, 2025, which is the date these financial statements were issued.

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

EIN: 76-0697621 PN:001

FORM 5500, SCHEDULE H, LINE 4I -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

			December 31, 2024
a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2]	e. Current Value
	(thousands of dollars)
	Dodge & Cox International Stock Fund	Registered investment fund		8,945
	Dodge & Cox Income X	Registered investment fund		37,709
	Hartford Schroders Emerging Markets Equity Fund	Registered investment fund		3,663
1	T. Rowe Price Blue Chip Growth Fund	Registered investment fund		69,368
1	T. Rowe Price Government Money	Short-term investments		165
1	T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		54,674
1	T. Rowe Price Institutional Small-Cap Stock Fund	Registered investment fund		20,309
	Vanguard Equity-Income Adm	Registered investment fund		36,070
	Vanguard Federal Money Market Fund	Short-term investments		69,702
	MFS Institutional International Equity Fund	Registered investment fund		25,666
	Schwab Personal Choice Retirement Account	Short-term investments		1,662
	BlackRock LifePath Index 2030	Common collective trust fund		100,206
	BlackRock LifePath Index 2035	Common collective trust fund		92,509
	BlackRock LifePath Index 2040	Common collective trust fund		91,065
	BlackRock LifePath Index 2045	Common collective trust fund		95,186
	BlackRock LifePath Index 2050	Common collective trust fund		83,460
	BlackRock LifePath Index 2055	Common collective trust fund		58,275
	BlackRock LifePath Index 2060	Common collective trust fund		19,560
	BlackRock LifePath Index 2065	Common collective trust fund		7,131
	BlackRock LifePath Index Retirement Fund	Common collective trust fund		96,627
	BlackRock MSCI ACWI	Common collective trust fund		28,752
	BlackRock Russell 1000® Value Fund	Common collective trust fund		11,432
	BlackRock Russell 1000® Growth Fund	Common collective trust fund		80,852
	BlackRock Equity Index Fund	Common collective trust fund		224,227
	BlackRock US Debt Index Fund	Common collective trust fund		17,251
	BlackRock Extended Equity Market Index Fund	Common collective trust fund		59,018
1	T. Rowe Price Stable Value Trust Fund	Common collective trust fund		39,926
1	Enbridge Inc. Stock	Common stock		384,904

				1,818,314

1	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5% maturing through 2033	—	24,711

	Total			1,843,025

1	Parties-in-Interest to the Plan.
2	Cost information is omitted because these investments are participant-directed.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan
Date: June 25, 2025
	By:	/s/ Adrian Cupido
Adrian Cupido
VP Finance and Controller